Exhibit (a)(1)(I)
Contact:
RC2 Investor Relations
630-573-7300
NEWS RELEASE
RC2 Corporation Announces End of “Go-Shop” Period
Oak Brook, IL, April 11, 2011 — RC2 Corporation (NASDAQ: RCRC) (“RC2”) today announced the expiration at 5:00 p.m., New York City time, on April 9, 2011, of the “go-shop” period during which RC2 was permitted to solicit acquisition proposals from alternative purchasers.
On March 24, 2011, TOMY Company, Ltd. (“Tomy”), through its wholly owned indirect subsidiary, Galaxy Dream Corporation (the “Purchaser”), initiated a cash tender offer to purchase all of the outstanding shares of common stock of RC2 for $27.90 per share, net to the seller in cash, without interest thereon and less any applicable withholding taxes. The tender offer is being made pursuant to an offer to purchase and related letter of transmittal, each dated March 24, 2011, and a merger agreement dated March 10, 2011 among RC2, Tomy and the Purchaser (the “Merger Agreement”). Pursuant to the Merger Agreement, after completion of the tender offer and the satisfaction or waiver of all conditions, the Purchaser will merge with and into RC2, with RC2 continuing as the surviving corporation and a wholly owned indirect subsidiary of Tomy.
Under the terms of the Merger Agreement, RC2 was permitted to continue to engage in solicitation activities for up to 15 calendar days after April 9, 2011 with a party that submitted a bona fide written acquisition proposal during the “go-shop” period under certain circumstances as provided in the Merger Agreement. No party submitted an acquisition proposal during the “go-shop” period, and therefore the “go-shop” period expired at 5:00 p.m., New York City time, on April 9, 2011, without any extension. RC2 has no further opportunities to extend the length of the “go-shop” period.
The tender offer is scheduled to expire at 12:00 midnight, New York City time, at the end of April 20, 2011, unless the tender offer is extended or earlier terminated. RC2’s Board of Directors continues to recommend that stockholders tender their shares into the tender offer.
Notice to Investors
This press release is neither an offer to purchase nor a solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of RC2 common stock is being made pursuant to an offer to purchase and related materials that the Purchaser and Tomy have filed on

Schedule TO with the Securities and Exchange Commission. RC2 has also filed solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer with the Securities and Exchange Commission. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. These materials have been sent free of charge to all stockholders of RC2. In addition, all of these materials (and all other materials filed by RC2 with the Securities and Exchange Commission) are available at no charge from the Securities and Exchange Commission through its website at www.sec.gov. Free copies of the offer to purchase, the related letter of transmittal and certain other offering documents are also available from Okapi Partners, the information agent for the tender offer, by calling (877) 869-0171. Investors and security holders may also obtain free copies of the documents filed with the Securities and Exchange Commission by RC2 by directing a request to 1111 West 22nd Street, Suite 320, Oak Brook, Illinois 60523.